December 4, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Elite Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed June 15, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed August 10, 2015

Form 10-Q/A for the Quarterly Period Ended September 30, 2015

Filed November 10, 2015

File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. hereby acknowledges receipt of the November 20, 2015 SEC Comment Letter regarding the above referenced periodic reports (the “Letter”).

As we have taken significant time reviewing the comments in the Letter and are in the midst of preparing amendments to our Forms 10-Q for the periods ended June 30, 2015 and September 30, 2015 and will need additional time to respond to the comments in the Letter, we hereby request that our time to respond to the Letter be extended to December 21, 2015, 20 business days after the date of the Letter. At this time, we anticipate that we will be able to respond to the Letter on or before the requested extension date.

If you have any questions or comments or are unable to so extend our time to respond, please contact the undersigned at the above address.

Very truly yours,

/s/ Carter Ward
Carter Ward, CFO

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com